

EXHIBIT A:
OFFERING MEMORANDUM



Form C: Offering Memorandum
(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission (SEC) has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	Peeka Inc.
Jurisdiction of Organization:	Washington
Date of Organization:	08/10/2016
Form of Organization:	Corporation
Physical Address:	999 3rd Ave., Suite #700, Seattle, WA 98104
Issuer Website:	www.peekavr.com

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Alex Comfortes	Owner, Director, Chief Operating Officer	07/2016
Michael Wong	Owner, Director, Chief Executive Officer	07/2016
Hunter Stutsman	Chief Sales Officer	01/2017

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held	Shares Held
Michael Wong	Common Stock	42.3%	4,500,000
Alex Comfortes	Common Stock	28.7%	3,050,000

Description of Company's Business – §227.201(d)

THE PROBLEM
We started Peeka with one big idea in mind: to help make reading fun again for kids, and to do so with virtual reality for everyone.

This all started with our co-founder Michael's cousin, who hates to read. As a 3rd grader, he would call Michael on the phone to do his reading assignments, by order of his mother, and Michael could hear that his cousin wasn't processing any of what he was reading aloud, and instead, was just ready to get over it.

This is the story for many parents and educators who struggle with getting their kids to read books, especially in a mobile landscape where kids are getting access to mobile devices younger, and those mobile devices are beating out kid's attention for books. Even major publishers cannot find their footing with simple nor interactive e-books, as evidenced by the flat or declining sales figures across the last 5 years.

IT STARTED WITH ONE BOOK
To help kids like Michael's cousin love reading again, the Peeka team knew we had to make it fun, and it'd have to be better than what's available today. Michael used to work at Disneyland, where he wanted to make rides. In that vein, and to make it feel like users were jumping into the pages of picture books, we made our first VR picture book from the existing book "Farful Foolong from Oolong Panshoo" by Nick Loren.

Using the actual art and assets from the book, we created a virtual reality experience controlled and navigated by the child in VR, that helps them explore the scenes and interact with the story in ways that exceed the utility of iPads, video games, computers or mobile devices alone.

In Peeka VR books, users navigate their experience with stars that prompt text, so that it is not only read by the user, it's narrated aloud by the author or a narrator themselves. The effect, coupled with being "inside" the pages, among the characters and scenes, positively impacts both comprehension and engagement with texts, as evidenced in early studies with schools in South Carolina, Idaho and Washington.

Now, we're finishing up our third book of our first set and are eager to work on building out the future of Peeka's VR library.

DEMOCRATIZING ACCESS TO VR
When we first began working on building Peeka, VR was just hitting its most recent stride, and headsets cost over $600, not including the costly computers that could easily push the entire setup to well over $2,000.

While the technology was mind-blowing, it wasn't feasible for anyone but hardcore adopters to use, or even develop with.

Recognizing where we stand, and building with all of the contexts in mind, Peeka cleverly leverages technology found in most of our pockets, the smartphone, and a simple cardboard or plastic VR headset to bring our VR library of books to life. This set up alone has already transported thousands of kids into the pages of "Farful Foolong", in schools, museums and after school programs from coast-to-coast. Who knows where the future will take us?

HOW PEEKA WORKS: AN ARCADE FOR LEARNING
We've built a mobile platform and are also creating the content that will define a new category and industry. In other words, Peeka is building the VR picture books, and in doing so, we're defining together what reading and learning in virtual reality should be like. Soon, we'll invite other creators to use our toolkits to create their own content for our platform, as well as acquire content that complements our audiences. Our vision is for all kid's VR content value to accrue back to Peeka.

Peeka works with publishers and authors to bring their IP into VR, and thereby give them a stake into the future of storytelling. By experiencing their favorite stories in VR, children will engage deeper with reading, and increase their reading comprehension. The full scope benefits of VR make storytelling that much richer, especially for children.

Our mobile app, which is fully launched on iOS and Android, hosts our growing VR library in a Netflix-style selection process. Users spend tokens (purchased by an adult) to gain unlimited rental access to the VR books of their choice for the day.

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Today, we've completed three VR books and have begun production on our fourth.

WHERE WE GO FROM HERE
We are introducing a whole new generation of children to VR, and their parents too. In the process, we are creating an ecosystem of VR content creators and extending the opportunity to make VR content for children as easy as possible on Peeka.

We are asking you to join Peeka, and our partners like The Pacific Science Center, SURF Incubator, Jasper County School District, Nampa School District, NWAIS, and more in realizing our vision to make reading fun again for our kids.

With the proceeds from the crowdfunding event, Peeka will be able to work towards and accomplish the following objectives as funds allow:

1. Grow our VR Content Library: For every $6,000, we can create a new VR experience with the Peeka studio team here in Seattle, WA.
2. Complete new app features for parents and teachers: Imagine letting a parent or educator share in the experience of their child. That's possible, with your help.

3. Onboard 10+ enterprise partners: More school districts, more libraries. Let's dominate together.

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	10

Risks & Disclosures – §227.201(f)

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory

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authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Discussion of the material factors that make an investment in the issuer speculative or risky:

Minority Ownership Impact

The common stock that you are purchasing through this offering has voting rights attached to it as otherwise herein stated. However, you will be a minority shareholder of Peeka (the "Company") and will therefore have limited ability to influence decisions of the Company's management team. By investing in the Company, all investors are trusting the Company's management to make decisions in the best interests of the Company, its mission, team members, and the shareholders it serves.

Dilution Risk

The Company plans to raise more capital in the future with possibly more than one round of funding. Depending upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages not available to you as a previous investor.

General Risk

Investing in early stage companies without a proven track record of performance or sound liquidity such as the Company is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

The Company is an early stage business and the potential for failure is high. As with all such investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Fraud Risk

There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg CF offerings, require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early stage company including start-ups such as the Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Offering Price

The price of the Company's common stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Loans

If funds in excess of those raised are needed by the Company, the Company retains the right to make or arrange for a loan to the Company, to be repaid prior to shareholder dividend payments. The repayment of any such loans will have the effect of delaying shareholder cash distributions in the event that available EBITA is insufficient to increase retained earnings.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.
- Changes in capital market conditions and the Company's ability to obtain future funding.
- Changes or declines in employment within the Company and outside the Company.
- Real estate and/or home lending market conditions and regulatory conditions.
- Domestic or international tax policy changes.
- Domestic and global political conditions.
- Wars, natural disasters and other potential crisis.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Liquidity Risk

The Company's securities will be illiquid. The Company's securities may not be converted into cash. With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in

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publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's securities holder, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Professional Guidance Risk

Many early stage companies often attribute their early success to the involvement and guidance of professional early stage investors. These investors often provide post transaction value to the organization. They may be on the company's board or oversight committee and may play an integral role in the company's development through access to their capital resources, professional networks and prior experience in assisting start up or early-stage companies in scaling and executing their business plans. The Company does not currently have the guidance of any such professional investors and may not have such guidance in the future.

Demand Risk

The Company's success is largely dependent upon the market adoption of its technology. The market for this technology is still nascent and the introduction of new technologies and an evolving regulatory market could negatively impact demand. Additionally, there might be resistance to the Company's new technology in this rapidly changing and competitive industry.

Supply Risk

The Company could experience inbound supply problems causing a disruption or negative impact on its business operations, and revenue and growth objectives. This could potentially include disruptions of equipment suppliers, general market conditions that impact production, operations and sales.

Revenue Risk

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Risk of Limited Operating History

As a newly established entity with a never before attempted business strategy, the Company cannot provide more than limited information for which investors may use to base their investment decisions on due to its limited operating history.

Intellectual Property (IP) Risk

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its product. Further, any patents or intellectual property protections issued may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan. An incumbent competitor or new entrant could copy or illegally obtain the Company's intellectual property, which would require the Company to engage in costly litigation. Such event could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Financial Statement Risk

The Company does not possess and has not provided investors any audited financial statements. Investors therefore have no audited financial information regarding the Company's capitalization, assets or liabilities on which to base their investment decision. If you feel that all information and data provided by the Company is not sufficient enough for you to make a reasonably informed decision, you should not invest in the Company.

Third Party Risk

The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company does not possess, nor will it be required to implement these and other such controls and investor protections.

Rolling Close Risk

The Company's securities offering involves "Rolling Closes". Once the target amount of the offering has been met the Company may request that Fundopolis instruct the escrow agent to disburse the funds from the offering. At this time investors with accepted subscription agreements become the Company's shareholders. It is not uncommon for material changes impacting the Company or the offering terms to occur on short notice. When material changes occur during an offering an amended Form C/A is filed with the SEC and investors with pending subscriptions will have the right to withdraw from the offering. If your subscriptions have closed, you no longer maintain the right to withdraw.

Valuation Risk

With early stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering, and new equity classes may be created based on future needs of the Company and at the sole discretion of the current two majority shareholders. Creating a new equity class may dilute or devalue prior investor securities.

Downside Risk

All of the Company's crowdfunding investors have a potential downside of great likelihood. If the Company fails to generate enough revenue you could potentially lose all of your investment.

Insured Risk

Shares of the Company's common stock issued through this offering are not guaranteed or insured by the FDIC or any other agency or entity.

Secured Risk

Shares of the Company's common stock issued through this offering are not secured by any collateral. In no scenario would the securities be redeemable for any tangible asset owned by the Company or its principal employees, management team, or other shareholders.

Technology Risk

The Company's success is largely dependent upon the market adoption of it technology. The market for these VR technologies is still nascent and the introduction of new competitive technologies and an evolving regulatory environment could negatively impact the Cmpany's ability to execute on its business plan and generate forecasted revenue.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$25,000.00	March 18, 2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$100,000.00	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

We are introducing a whole new generation of children to VR, and their parents too. In the process, we are creating an ecosystem of VR content creators and extending the opportunity to make VR content for children as easy as possible on Peeka.

We are asking you to join Peeka, and our partners like The Pacific Science Center, SURF Incubator, Jasper County School District, Nampa School District, NWAIS, and more in realizing our vision to make reading fun again for our kids.

With the proceeds from the crowdfunding event, Peeka will be able to work towards and accomplish the following objectives, as many as funds allow:

1. Grow our VR Content Library: For every $6,000, we can create a new VR experience with the Peeka studio team here in Seattle, WA.
2. Complete new app features for parents and teachers: Imagine letting a parent or educator share in the experience of their child. That's possible, with your help.
3. Onboard 10+ enterprise partners: More school districts, more libraries. Let's dominate together.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$300.00	$1,500.00
Portal Fees:	$1,000.00	$4,000.00
Salary	$7,200.00	$36,000.00
Platform Development	$3,000.00	$9,000.00
Marketing	$1,500.00	$7,500.00

Content Development	$12,000.00	$33,000.00
Rent	$0.00	$7,200.00
Working Capital	$0.00	$1,800.00
Total Proceeds:	**$25,000.00**	**$100,000.00**

Irregular use of proceeds:

Does your company have any irregular of proceeds? No

Investment and Cancellation Process §227.201(j)

Investment Process
1. Navigate to www.fundopolis.com
2. Select Invest from top menu bar and choose List of Raises. Alternatively, navigate directly to Active Investments.
3. Navigate to Invest on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process
1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering deadline.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The company is offering securities in the form of equity shares, which will be referred to as "Common Stock". The Common Stock issued by the company will be sold at $0.37 per share, with an overall company valuation of $3,900,000.00.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: Peeka Inc.
Address: 999 3rd Ave., Suite #700, Seattle, WA 98104
State of Organization: Washington
Date Company was Formed: August 10, 2016

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $100,000.00
Security Type: Equity
Share Class: Common Stock

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Prefunding Company Valuation: $3,900,000.00
Security Purchase Price: $0.37
Minimum Offering Amount: $25,000.00
Maximum Offering Amount: $100,000.00

Shareholder Voting Rights: Yes

Shareholder Voting Rights Limitations: None

Company Valuation Method:

Based valuation on 2 main factors:

1. Traction
Peeka has created 3 virtual reality books that are currently in 4 schools in 2 different states. We are currently talking to multiple other states to bring Peeka to their schools as well. There are major content talks on the table to secure top level content, as well as distribution agreements in place.

2. Partnerships
Peeka has established key partnerships with entities such as The Pacific Science Center, Cardinal Publishing, SURF Incubator, and Fenwick & West. The Pacific Science Center brings in over 1.3 million people per year, and each party should be interested in Peeka. Cardinal Publishing will tremendously extend our wholesale reach. SURF Incubator provides strategic mentorship, and Fenwick & West provide top level legal support.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in

connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	20,000,000	10,634,375	Yes

Summary of differences between security offered and outstanding securities:

In this raise, we will be issuing up to $100,000 worth of equity in the round. The type of equity that is being sold is Common Stock. Currently, all equity in the company is common stock.

Material Terms of Issuer Debt – §227.201(p)

Loan Initiated: September 11th, 2018
Loan: $15,000
Interest Rate: 10%
Payment Frequency: Annually
Term: 18 Months
Maturity Date: March 1st, 2020

Note: The founders are personally liable for this loan with the lender.

Other Exempt Offerings within the Last 3 Years – §227.201(q)

None

Transactions between the Company and "Insiders" – §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? Yes

Historical Financial Highlights:

It is important to note that Peeka has not actually begun to try to sell our product. We have been focused on building our platform and creating content. These revenue opportunities are through people who reached out to us. The revenues we have made are the following:

– $17,130 from an educational program in South Carolina
– $2,850 from an educational program in South Carolina
– $5,000 from an author to make his book in VR
– $2,000 from a school in Idaho
– $2,000 from a school in Idaho
– Roughly $50-100 in headset sales online

Financial Projections:

In the short-term, Peeka will continue to focus on building out the platform and developing content. We will also begin to start selling to enterprise customers (schools, hospitals, educational programs, etc.) as well as launch the full version of our mobile application. The revenues in the short term are not as important to us relative to on-boarding users and creating more content.

In the long-term, the potential revenues are potentially tremendous. In 2018, the average price of a children's hardcover book was ~$18.70 and a paperback was ~$11.20. (https://www.slj.com/?detailStory=sljs-average-book-prices-2018) Currently, the average rental period on Peeka costs~$0.85, and this grants the user a 12-hour rental period where they can read the book as many times as they want. Assuming a user rents on Peeka 10 times per month on average, we will generate ~$8.50 per user per month. If 1,000,000 users are spending roughly this much, that equates to $102M per year. This revenue would just be from the consumer side, Peeka will also be selling to enterprise customers such as schools, hospitals, enrichment programs, museums, etc. The long-term revenue opportunities with enterprises such as schools, hospitals, educational programs, etc. will continue to compound as these entities are significantly investing in hardware while subscribing to a content subscription annually.

Once we have enough content to warrant a subscription, we may choose to offer an unlimited subscription for $8-10 a month to the consumers. We will make this decision based on how many users are normally spending more than the potential subscription cost per month at the time. The subscription would equate to each user spending between ~$96 to $120 per year on Peeka.

Separately, there are some major opportunities we are in the middle of sussing out. These opportunities range from creating content for a series of Netflix titles, to significant deals statewide with Florida and/or Mississippi. These opportunities would open up new revenue streams for Peeka that were otherwise thought to not be possible until a much later date. Should Peeka be able to capitalize on these opportunities, the short-term revenue projections would drastically change (for the better).

Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation Crowdfunding (Reg CF) if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the Securities & Exchange Commission annual and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The company is required to disclose whether it has failed to file the reports required by Regulation Crowdfunding associated with prior raises.